UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

SodaStream International Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.645 per share
(Title of Class of Securities)

M9068 E 10 5
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

CUSIP No.	M9068 E 10 5

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clemente Corsini

2. Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)
☒ (b)

3. SEC Use Only

4. Citizenship or Place of Organization Italian

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 931,969

6. Shared Voting Power 0

7. Sole Dispositive Power 931,969

8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person	931,969

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11. Percent of Class Represented by Amount in Row (9) 5.1%*

12. Type of Reporting Person (See Instructions) IN

*  Calculations are based on 18,447,862 Ordinary Shares of the Issuer issued and outstanding as of January 4, 2011, as reported in the Issuer's Proxy Statement dated January 6, 2011.

Page 2 of 5 Pages

Item 1.

(a)  Name of Issuer

 SodaStream International Ltd.

(b)  Address of Issuer's Principal Executive Offices

 Gilboa Street, Airport City, Ben Gurion Airport 70100, Israel

Item 2.

(a)  Name of Person Filing

 Clemente Corsini

(b)  Residence

 Rue du Coq, 94A; B-1180 Brussels - Belgium

(c)  Citizenship

 Italian

(d)  Title of Class of Securities

 Ordinary Shares

(e)  CUSIP Number

 M 9068 E  10 5

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)       ☐        Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)       ☐        Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)       ☐        Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)       ☐        Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)       ☐        An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)       ☐        An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)      ☐        A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)      ☐        A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)       ☐        A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)       ☐        A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k)      ☐        Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: ______________.

Page 3 of 5 Pages

Item 4.	Ownership.

(a) Amount beneficially owned:  931,969

(b) Percent of class: 5.1%*

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote. 931,969

(ii)	Shared power to vote or to direct the vote. 0

(iii)	Sole power to dispose or to direct the disposition of. 931,969

(iv)	Shared power to dispose or to direct the disposition of. 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

 __________________________
*Calculations are based on 18,447,862 Ordinary Shares of the Issuer issued and outstanding as of January 4, 2011, as reported in the Issuer's Proxy Statement dated January 6, 2011.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2011
Date

/s/ Clemente Corsini
Signature

Clemente Corsini
Name

Page 5 of 5 Pages